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VIA FACSIMILE

Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated

Registration Statement on Form S-4

Filed October 20, 2008

SEC File No. 333-154454

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated November 3, 2008 with respect to the above-referenced Registration Statement. We wish to address with you on behalf of Ligand Pharmaceuticals Incorporated (“Ligand” or the “Company”) the question of whether Pharmacopeia, Inc. (“Pharmacopeia”) met the eligibility requirement of General Instruction I.B.1 of Form S-3 at the time of the filing of the Registration Statement.

In order for a company being acquired in connection with a transaction described in a Form S-4 (in this case, Pharmacopeia) to be eligible to incorporate by reference its periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, that company must meet the requirements, among others, of General Instruction I.B.1 of Form S-3 (“Instruction I.B.1”). Instruction I.B.1 requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of said company to be at least $75 million. The instruction to Instruction I.B.1 states that the computation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of said company shall be computed using the price at which the common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the date of filing.

November 4, 2008

On August 26, 2008, a date within 60 days prior to October 20, 2008, the date of filing the Registration Statement, the aggregate market value of Pharmacopeia’s voting and non-voting common equity held by non-affiliates was $77,288,497, based on a closing sale price of Pharmacopeia’s common equity on The Nasdaq Global Market of $2.61 per share and 29,612,451 shares of its common equity held by non-affiliates. As a result, Pharmacopeia met the eligibility requirement of Instruction I.B.1 at the time of filing the Registration Statement and therefore should not be required to deliver copies of the Pharmacopeia information incorporated by reference in the Registration Statement to its security holders with the proxy statement.

* * *

November 4, 2008

Any comments or questions regarding the foregoing should be directed to Scott N. Wolfe at (858) 523-5405 or the undersigned at (858) 523-5438. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ali Fawaz
of LATHAM & WATKINS LLP

cc:	John L. Higgins, Ligand Pharmaceuticals Incorporated

Charles S. Berkman, Esq., Ligand Pharmaceuticals Incorporated

James J. Marino, Esq., Dechert LLP

Scott N. Wolfe, Esq., Latham & Watkins LLP